Exhibit 3.7

State of Delaware Secretary of State Division of Corporations Delivered 04:35 PM 03/16/2015 FILED 04:35 PM 03/16/2015 SRV 150363904 - 4884904 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PRIMCO MANAGEMENT INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Primco Management Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

FOURTH: The total authorized capital which the Corporation shall have authority to issue is 2,010,000,000, divided into classes as follows: 2,000,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. No share shall be issued until it has been paid for, and all shares, when issued, shall be nonassessable.

Effective as of March 23, 2015, at 8:00 a.m. EDT, a reverse stock split of 1 post-split share of common stock and preferred stock for each 1,000 shares of common stock and preferred stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the "Reverse Stock Split"). The par value of the common stock and preferred stock shall not be affected. This conversion shall apply to all shares of common stock and preferred stock. No fractional shares of common stock or preferred stock shall be issued upon the Reverse Stock Split or otherwise. In lieu of any fractional shares of common stock or preferred stock to which the stockholder would otherwise be entitled upon the Reverse Stock Split, the corporation shall round up such fractional shares to the nearest share. All certificates representing shares of common stock or preferred stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of common stock or preferred stock as provided above. Notwithstanding the foregoing, any holder of common stock or preferred stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of common stock or preferred stock to which the holder is entitled under the provisions of this Certificate of Amendment. Shares of common stock or preferred stock that were outstanding prior to the filing of this Certificate of Amendment, and that are not outstanding after and as a result of the filing of this Certificate of Amendment, shall resume the status of authorized but unissued shares of common stock or preferred stock, as applicable.

A.         Preferred Stock Designation and Number. A series of the preferred stock, designated the "Series A Preferred Stock," $0.00001 par value, is hereby established. The number of shares of the Series A Preferred Stock shall be Ten Million (10,000,000). The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth in this Article IV.

B.         Relative Seniority. In respect to the right to receive dividends, the shares of Series A Preferred Stock shall rank senior to the common stock of the Corporation. In respect to the right to participate in distributions or payments in the event of any liquidation, dissolution, or winding up of the Corporation, holders of the Series A Preferred Stock shall be entitled to receive a preferred return equal to the purchase price paid for such Series A Preferred Stock. The remainder of the amount distributed will be allocated among the holders of common stock and Series A Preferred Stock pro-rata according to their share ownership of either class.

C.         Dividend Provisions. The holders of Series A Preferred Stock shall not be entitled to receive any cash dividends.

D.         Conversion. Commencing twelve months after issuance, each share of Series A Preferred Stock will be convertible at the option of the holder into one hundred (100) shares of common stock. The conversion ratio will be adjusted to account for stock splits and other, similar changes in the capital structure of Primco Management Inc.

E.        Preemptive Rights. The holders of Series A Preferred Stock will not be entitled to any preemptive rights to purchase of stock in future stock offerings of Primco Management Inc.

F.         Voting Rights. The holders of the Series A Preferred Stock shall be entitled to one thousand (1,000) votes per share of Series A Preferred Stock at any meeting of the stockholders for the election of directors or for any other purpose or to participate in any action taken by the Corporation or the stockholders thereof, or to receive any notice of any meeting of stockholders.

G.         Right of Co-Sale (Tag Along). The holders of the Series A Preferred Stock do not have the right of co-sale. If a majority shareholder sells his or her stake, the holders of the Series A Preferred Stock do not have the right to join the transaction and sell their stakes in Primco Management inc.

H.         Forced Co-Sale (Drag Along). The holders of the Series A Preferred Stock will not be required to sell all of their Series A Preferred Stock on the same terms or conditions of a co-sale by a majority shareholder.

I.         Right of First Refusal. If any of the holders of the Series A Preferred Stock wishes to sell, transfer or otherwise dispose of any or all of his/her Series A Preferred Stock, the other holders of the Series A Preferred Stock shall not have a prior right to buy such Series A Preferred Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of March, 2015.

By:	/s/ David Michery
Name:	David Michery
Title:	President